Peak Records First Transactions Related to Program Bringing Financing to 60K Online Stores

Montreal, Quebec--(Newsfile Corp. - November 12, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that its Cubeler Lending Hub commercial lending platform has facilitated the first transactions related to a program created by the Company and consumer electronics wholesale distributor Beijing Dianjing Company Ltd. ("BDC") to bring financing solutions to BDC's 60,000 online retail clients.

The newly-created purchase order financing program allows BDC's clients, who collectively sell about CAD$50B worth of consumer electronics per year, to have up to 90% of the price of the products they purchase financed by any bank or lending institution represented on the Lending Hub.

Purchase orders for iPhones totalling a combined 48M RMB (about CAD$9.5M) coming from four JD.com (www.jd.com) affiliated stores were the first orders approved for funding through the program. The platform collected a fee equivalent to 2% of the annualized interest rate charged by the lender to finance the orders. The financing program was expected to start in early December, but pressing demand from the stores led Peak and BDC to take special measures to allow for these first transactions to be processed while the program is still undergoing minor adjustments.

"Our market research showed that there would be strong demand from online retailers for Lending Hub's services, but we weren't expecting to have to start the program almost a full month ahead of schedule," commented Peak Group China CEO, Mr. Liang Qiu. "Retailers continuously buy and sell inventory and thus have an ongoing need for credit, a need that wasn't properly addressed until today. We created a program that uses AI and analytics to help retailers buy more products from wholesalers, and are working with some of the country's largest wholesale distributors to expand it nationwide. I think we have a unique opportunity here to positively impact a large segment of China's CAD$6.5 trillion annual retail market. This is yet another way in which we believe we can accelerate the proliferation of the Lending Hub to every part of the country."

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://peakfintechgroup.com/.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @peakfintech
Facebook: @peakfintech

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/68054